Elite Energies, Inc.
848 Stewart Drive, Suite 101
Sunnyvale, California 94085

February 10, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Elite Energies, Inc. File No. 333-168184

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Elite Energies, Inc., a Deleware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 5:00 P.M. on February 11, 2011, or as soon as practicable thereafter.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Elite Energies, Inc.

By: /s/ Spencer Luo
Spencer Luo
President and Chief Executive Officer